650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 26, 2007

Via EDGAR and Facsimile

John L. Krug

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	NeurogesX, Inc.
Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-140501)

Dear Mr. Krug:

On behalf of NeurogesX, Inc. (“NeurogesX” or the “Company”), we are responding to the Staff’s letter dated April 23, 2007 (the “Comment Letter”), relating to Amendment No. 3 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and NeurogesX is filing pre-effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”) with this response letter. For your convenience, we have repeated the Staff’s comment below in bold face type before our response below. The numbered paragraph of this letter corresponds to the numbered paragraph of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

FORM S-1

Consolidated Financial Statements

Consolidated Statement of Stockholders’ Equity (Deficit), page F-7

1.	Please explain why Net Loss for 2006 is labeled “unaudited” and adjust as appropriate.

In response to the Staff’s comment, we have revised page F-7 in Amendment No. 4 to remove the term “(unaudited)” from the line item “Net loss.” We supplementally advise the staff that no other adjustments were necessary in connection with this change.

AUSTIN      NEW YORK      PALO ALTO      SALT LAKE CITY      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, D.C.

John L. Krug

U.S. Securities and Exchange Commission

April 26, 2007

We would very much appreciate the Staff’s prompt review of Amendment No. 4. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Saul

David J. Saul